UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                                JAVA DETOUR, INC.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    47188V205
                                    ---------
                                 (CUSIP Number)

                                 Paul F. Klapper
                              c/o Java Detour, Inc.
                               2121 Second Street
                              Building C, Suite 105
                             Davis, California 95618
                                 (530) 756-8020
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                             Joanne Du Johnson, Esq.
                 Kirkpatrick & Lockhart Preston Gates Ellis LLP
                       10100 Santa Monica Blvd., 7th Floor
                              Los Angeles, CA 90067
                Telephone (310) 552-5000 Facsimile (310) 552-5001

                                November 30, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 04519U109
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1.  Names of reporting persons. I.R.S. Identification Nos. of above persons
    (entities only).

         Paul F. Klapper

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (A)  |_|
     (B)  |_|
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)   |_|
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares      7.  Sole Voting Power                   N/A
Beneficially          ----------------------------------------------------------
Owned by Each         8.  Shared Voting Power                 1,647,610(1)
Reporting Person      ----------------------------------------------------------
With:                 9.  Sole Dispositive Power              N/A
                      ----------------------------------------------------------
                      10. Shared Dispositive Power            1,647,610(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,647,610(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount In Row 11 Excludes Certain Shares
     (See Instructions)

     |_|
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     6.1%(4)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------


     (1) This amount includes (i) 498,677 shares of Common Stock held by Clydesdale Partners, LLC, a partnership for which Mr. Klapper is one of two managers, and (iv) 1,148,936 shares of Common Stock owned by The Klapper Family Trust, a trust for which Mr. Klapper is the co-trustee. Mr. Klapper may be deemed to be the beneficial owner of the shares held by the foregoing entities.
     (2) Based on 28,327,787 shares of Common Stock outstanding as of June 15, 2007.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Java Detour, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 2121 Second Street, Building C, Suite 105, Davis, California 95618.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed on behalf of Paul F. Klapper, a beneficial shareholder of the Issuer. The person named in this paragraph is sometimes referred to individually herein as the "Reporting Person."

(b) The Reporting Person's business address is: 160 Spear Street, Suite #230, San Francisco, California 94105

(c) The Reporting Person is President and Chairman of the Board of Directors of PFK Development Group, Ltd., 160 Spear Street, Suite #230 San Francisco, California 94105.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 30, 2006, the Issuer (formerly Media USA.com, Inc.) entered into an Agreement and Plan of Merger (the "Merger Agreement") with its wholly-owned subsidiary Java Acquisition Co., Inc. ("Merger Sub") and JDCO, Inc., a California corporation ("JDCO"). Pursuant to the Merger Agreement, the Issuer acquired JDCO in a reverse merger transaction wherein Merger Sub merged with and into JDCO, with JDCO being the surviving corporation and the Issuer issuing 16,000,000 shares of its common stock to the shareholders of JDCO in exchange for 100% of the issued and outstanding equity interests of JDCO (the "Merger"). As a shareholder of JDCO, the Reporting Person received 1,737,006 shares as a result of the Merger, which closed on November 30, 2006.

The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2.1 to the Issuer's Form 10SB filed with the Securities and Exchange Commission on December 8, 2006.

ITEM 4. PURPOSE OF TRANSACTION

As described in Item 3 above, the purpose of the transactions resulting in the Reporting Person holding outstanding shares of the Issuer was to provide consideration for the Merger Agreement and to complete the Merger. See Item 3 of this Schedule, which is hereby incorporated by reference.

Except as set forth in this Schedule, the Reporting Person does not have any present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b) The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is hereby incorporated by reference. To the best of the Reporting Person's knowledge, there are no other contracts, arrangements, understandings or relationships.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Merger Agreement, dated as of November 30, 2006, by and among the Issuer, Java Acquisition Sub. Co. and JDCO, Inc. (incorporated by reference from
     Exhibit 2.1 to the Issuer's Form 10SB filed with the Securities and Exchange Commission on December 8, 2006).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2007


       /s/ Paul Klapper
   ----------------------------------------
   Paul F. Klapper





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)








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